UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

 Under the Securities Act of 1934

(Amendment No.1)

Amerinac Holding Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03077Y107

(CUSIP Number)

William J. Golden

Precision Group Holdings LLC

20 Nassau Street, Suite 12

Princeton, NJ 08542

(609) 945-1690

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d‑1(g), check the following box: ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 03077Y017

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Precision Group Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* PN

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CUSIP No. 03077Y107

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements that Statement on Schedule 13D filed with the United States Securities and Exchange Commission on January 26, 2015 (the “Schedule 13D”) by Precision Group Holdings LLC (the “Reporting Person”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Amerinac Holding Corp., a Delaware corporation (the “Company” or “Amerinac”). The Company’s principal executive offices are located at 5936 State Route 159, Chillicothe, Ohio, 45601.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by inserting the following information:

Effective May 8, 2018, the Reporting Person made a pro-rata, in kind distribution of 196,743 shares of Common Stock of the Company to its members for no consideration.

Item 5. Interest in Securities of the Issuer

(a) and (b)

This Amendment No.1 is being filed on behalf of the Reporting Person to report that as of May 8, 2018, the Reporting Person does not beneficially own any shares of Common Stock of the Company.

(c) Except as described in this Schedule 13D, neither the Reporting Person, nor any Related Persons has effected any transaction in the Common Stock during the last 60 days.

(d) None.

(e) As of May 8, 2018, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Precision Group Holdings LLC,
a New Jersey limited liability company

Date: February 11, 2019	By:	/s/ William J. Golden
Precision Group Holdings LLC
Managing Member

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